UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

Transaction in Own Shares

September 01, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 01 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
01/09/2026	485,995	£ 34.3050	£ 33.9500	£ 34.1397	LSE	GBP
01/09/2026	-	-	-	-	Chi-X (CXE)	GBP
01/09/2026	-	-	-	-	BATS (BXE)	GBP
01/09/2026	387,620	€ 40.1650	€ 39.7500	€ 39.9640	XAMS	EUR
01/09/2026	-	-	-	-	CBOE DXE	EUR
01/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260901_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/75abef19-e51f-4fec-9872-570d81502e05)

Transaction in Own Shares

Transaction in Own Shares

September 02, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 02 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
02/09/2026	750,000	£ 34.5050	£ 34.2450	£ 34.3977	LSE	GBP
02/09/2026	-	-	-	-	Chi-X (CXE)	GBP
02/09/2026	-	-	-	-	BATS (BXE)	GBP
02/09/2026	300,000	€ 40.3100	€ 39.9800	€ 40.1730	XAMS	EUR
02/09/2026	-	-	-	-	CBOE DXE	EUR
02/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260902_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/aac1b443-876c-4407-87ec-0750f088c2a9)

Transaction in Own Shares

Transaction in Own Shares

September 03, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 03 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
03/09/2026	1,080,997	£ 34.4550	£ 34.0850	£ 34.2843	LSE	GBP
03/09/2026	-	-	-	-	Chi-X (CXE)	GBP
03/09/2026	-	-	-	-	BATS (BXE)	GBP
03/09/2026	560,719	€ 40.1800	€ 39.7250	€ 39.9699	XAMS	EUR
03/09/2026	-	-	-	-	CBOE DXE	EUR
03/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260903_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/083a9876-82f0-4122-9507-acfeb18757b0)

Transaction in Own Shares

Transaction in Own Shares

September 04, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 04 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
04/09/2026	850,000	£ 34.5000	£ 33.9800	£ 34.2867	LSE	GBP
04/09/2026	-	-	-	-	Chi-X (CXE)	GBP
04/09/2026	-	-	-	-	BATS (BXE)	GBP
04/09/2026	450,000	€ 40.2750	€ 39.6750	€ 40.0327	XAMS	EUR
04/09/2026	-	-	-	-	CBOE DXE	EUR
04/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260904_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/0d8e08df-ef59-4b73-843e-9e791bab7e44)

Transaction in Own Shares

Transaction in Own Shares

September 07, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 07 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
07/09/2026	910,728	£ 35.0050	£ 34.4500	£ 34.8712	LSE	GBP
07/09/2026	-	-	-	-	Chi-X (CXE)	GBP
07/09/2026	-	-	-	-	BATS (BXE)	GBP
07/09/2026	444,066	€ 40.8450	€ 40.2300	€ 40.6836	XAMS	EUR
07/09/2026	-	-	-	-	CBOE DXE	EUR
07/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260907_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/a13c127f-b055-43ed-accd-6dabf94e74ca)

Transaction in Own Shares

Transaction in Own Shares

September 08, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 08 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
08/09/2026	500,000	£ 35.2450	£ 34.7650	£ 35.0838	LSE	GBP
08/09/2026	-	-	-	-	Chi-X (CXE)	GBP
08/09/2026	-	-	-	-	BATS (BXE)	GBP
08/09/2026	225,000	€ 41.1650	€ 40.6400	€ 40.9665	XAMS	EUR
08/09/2026	-	-	-	-	CBOE DXE	EUR
08/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260908_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/8681e429-7c77-45b9-8172-74c119ca474c)

Transaction in Own Shares

Transaction in Own Shares

September 09, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 09 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
09/09/2026	895,000	£ 35.4500	£ 34.9700	£ 35.2051	LSE	GBP
09/09/2026	125,712	£ 35.1100	£ 34.9800	£ 35.0574	Chi-X (CXE)	GBP
09/09/2026	-	-	-	-	BATS (BXE)	GBP
09/09/2026	500,000	€ 41.3700	€ 40.8500	€ 41.1095	XAMS	EUR
09/09/2026	-	-	-	-	CBOE DXE	EUR
09/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260909_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/b3c67b9b-4d35-41c3-810b-b0b75f3a6421)

Transaction in Own Shares

 Transaction in Own Shares

September 10, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 10 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
10/09/2026	809,497	£ 35.8000	£ 35.1950	£ 35.4435	LSE	GBP
10/09/2026	-	-	-	-	Chi-X (CXE)	GBP
10/09/2026	-	-	-	-	BATS (BXE)	GBP
10/09/2026	408,979	€ 41.7550	€ 41.0700	€ 41.3734	XAMS	EUR
10/09/2026	-	-	-	-	CBOE DXE	EUR
10/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260910_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/82dbe32c-13b7-4dc7-a372-1f895724b46d)

Transaction in Own Shares

Transaction in Own Shares

September 11, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 11 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
11/09/2026	1,000,000	£ 35.7100	£ 35.1300	£ 35.4640	LSE	GBP
11/09/2026	225,000	£ 35.7050	£ 35.1450	£ 35.4609	Chi-X (CXE)	GBP
11/09/2026	-	-	-	-	BATS (BXE)	GBP
11/09/2026	580,000	€ 41.7150	€ 41.0000	€ 41.3999	XAMS	EUR
11/09/2026	-	-	-	-	CBOE DXE	EUR
11/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260911_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/86e0603b-7a7b-4c88-af85-fbb7af6f63a2)

Transaction in Own Shares

Transaction in Own Shares

September 14, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 14 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
14/09/2026	400,000	£ 36.1200	£ 35.7250	£ 35.9741	LSE	GBP
14/09/2026	-	-	-	-	Chi-X (CXE)	GBP
14/09/2026	-	-	-	-	BATS (BXE)	GBP
14/09/2026	200,000	€ 42.2800	€ 41.8350	€ 42.1040	XAMS	EUR
14/09/2026	-	-	-	-	CBOE DXE	EUR
14/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260914_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/f32ca48c-eb61-41b7-b2d5-066c9242e601)

Transaction in Own Shares

Transaction in Own Shares

September 15, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 15 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
15/09/2026	847,111	£ 36.3400	£ 35.6550	£ 36.0494	LSE	GBP
15/09/2026	-	-	-	-	Chi-X (CXE)	GBP
15/09/2026	-	-	-	-	BATS (BXE)	GBP
15/09/2026	410,806	€ 42.5350	€ 41.7250	€ 42.1533	XAMS	EUR
15/09/2026	-	-	-	-	CBOE DXE	EUR
15/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260915_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/9ee49513-e3b7-4461-904c-c31f07069720)

Transaction in Own Shares

Transaction in Own Shares

September 16, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 16 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
16/09/2026	1,200,000	£ 36.4900	£ 35.6350	£ 36.0214	LSE	GBP
16/09/2026	-	-	-	-	Chi-X (CXE)	GBP
16/09/2026	-	-	-	-	BATS (BXE)	GBP
16/09/2026	600,000	€ 42.6950	€ 41.6700	€ 42.1494	XAMS	EUR
16/09/2026	-	-	-	-	CBOE DXE	EUR
16/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260916_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/5736e9d2-1c42-4ab0-9079-fc96b3187c93)

Transaction in Own Shares

Transaction in Own Shares

September 17, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 17 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
17/09/2026	1,175,000	£ 35.9250	£ 35.4750	£ 35.6929	LSE	GBP
17/09/2026	-	-	-	-	Chi-X (CXE)	GBP
17/09/2026	-	-	-	-	BATS (BXE)	GBP
17/09/2026	600,000	€ 42.0450	€ 41.3850	€ 41.6270	XAMS	EUR
17/09/2026	-	-	-	-	CBOE DXE	EUR
17/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260917_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/2ca4ce6f-f4ec-43cd-a216-f3158f4a0092)

Transaction in Own Shares

Transaction in Own Shares

September 18, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 18 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
18/09/2026	1,100,000	£ 35.5200	£ 35.1400	£ 35.3960	LSE	GBP
18/09/2026	225,000	£ 35.5150	£ 35.1650	£ 35.3957	Chi-X (CXE)	GBP
18/09/2026	-	-	-	-	BATS (BXE)	GBP
18/09/2026	625,000	€ 41.4450	€ 41.0000	€ 41.2910	XAMS	EUR
18/09/2026	-	-	-	-	CBOE DXE	EUR
18/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260918_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/1091d1c9-7013-47bd-992c-010295c076d3)

Transaction in Own Shares

Transaction in Own Shares

September 21, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 21 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
21/09/2026	1,000,000	£ 35.4150	£ 34.9500	£ 35.1693	LSE	GBP
21/09/2026	250,000	£ 35.4100	£ 34.9650	£ 35.1693	Chi-X (CXE)	GBP
21/09/2026	-	-	-	-	BATS (BXE)	GBP
21/09/2026	625,000	€ 41.3850	€ 40.8300	€ 41.1109	XAMS	EUR
21/09/2026	-	-	-	-	CBOE DXE	EUR
21/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260921_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/7fb4ffa1-686d-4dbc-a404-60f4cdd4505f)

Transaction in Own Shares

Transaction in Own Shares

September 22, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 22 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
22/09/2026	900,000	£ 35.2300	£ 34.4500	£ 34.8883	LSE	GBP
22/09/2026	150,000	£ 35.1650	£ 34.4600	£ 34.8434	Chi-X (CXE)	GBP
22/09/2026	-	-	-	-	BATS (BXE)	GBP
22/09/2026	500,000	€ 41.1550	€ 40.2250	€ 40.7185	XAMS	EUR
22/09/2026	-	-	-	-	CBOE DXE	EUR
22/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260922_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/602c1d00-c4e9-44dd-8047-ccd2bb77b4e7)

Transaction in Own Shares

Transaction in Own Shares

September 23, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 23 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
23/09/2026	600,000	£ 35.8200	£ 35.2650	£ 35.5626	LSE	GBP
23/09/2026	-	-	-	-	Chi-X (CXE)	GBP
23/09/2026	-	-	-	-	BATS (BXE)	GBP
23/09/2026	300,000	€ 41.7550	€ 41.1200	€ 41.4245	XAMS	EUR
23/09/2026	-	-	-	-	CBOE DXE	EUR
23/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260923_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/97fc6e60-8bb1-4c33-8ed0-30e688a542f2)

Transaction in Own Shares

Transaction in Own Shares

September 24, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 24 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
24/09/2026	495,544	£ 36.5050	£ 36.0600	£ 36.2972	LSE	GBP
24/09/2026	-	-	-	-	Chi-X (CXE)	GBP
24/09/2026	-	-	-	-	BATS (BXE)	GBP
24/09/2026	276,732	€ 42.5150	€ 41.9850	€ 42.2615	XAMS	EUR
24/09/2026	-	-	-	-	CBOE DXE	EUR
24/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260924_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/b42ba290-92e7-479e-9838-3446adcc9947)

Transaction in Own Shares

Transaction in Own Shares

September 25, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 25 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
25/09/2026	476,225	£ 36.3300	£ 35.8100	£ 36.0073	LSE	GBP
25/09/2026	-	-	-	-	Chi-X (CXE)	GBP
25/09/2026	-	-	-	-	BATS (BXE)	GBP
25/09/2026	300,000	€ 42.3250	€ 41.7850	€ 41.9518	XAMS	EUR
25/09/2026	-	-	-	-	CBOE DXE	EUR
25/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260925_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/8ceae695-444e-4eef-b416-5a9292abb830)

Transaction in Own Shares

Transaction in Own Shares

September 28, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 28 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
28/09/2026	1,100,000	£ 36.8150	£ 36.4400	£ 36.6222	LSE	GBP
28/09/2026	300,000	£ 36.8150	£ 36.4400	£ 36.6212	Chi-X (CXE)	GBP
28/09/2026	-	-	-	-	BATS (BXE)	GBP
28/09/2026	550,000	€ 42.9950	€ 42.5700	€ 42.8005	XAMS	EUR
28/09/2026	-	-	-	-	CBOE DXE	EUR
28/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260928_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/94bec570-03cd-463f-b5d2-1c309f0a63d8)

Transaction in Own Shares

Transaction in Own Shares

September 29, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 29 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
29/09/2026	1,400,000	£ 36.3400	£ 35.7250	£ 35.9989	LSE	GBP
29/09/2026	200,000	£ 36.1300	£ 35.7400	£ 35.9710	Chi-X (CXE)	GBP
29/09/2026	-	-	-	-	BATS (BXE)	GBP
29/09/2026	800,000	€ 42.4700	€ 41.7350	€ 42.0546	XAMS	EUR
29/09/2026	-	-	-	-	CBOE DXE	EUR
29/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260929_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/46caaf86-35aa-4fbe-9be6-a55879bc75f7)

Transaction in Own Shares

Transaction in Own Shares

September 30, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 30 September 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
30/09/2026	1,150,000	£ 35.7850	£ 35.4900	£ 35.6680	LSE	GBP
30/09/2026	-	-	-	-	Chi-X (CXE)	GBP
30/09/2026	-	-	-	-	BATS (BXE)	GBP
30/09/2026	518,094	€ 41.9750	€ 41.6150	€ 41.8319	XAMS	EUR
30/09/2026	-	-	-	-	CBOE DXE	EUR
30/09/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260930_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/97b23729-11a9-4028-bf5e-42aac7f9b08a)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396, 333-272192 and 333-292109).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: October 2, 2026	/s/ Karen Heslop
Karen Heslop
Deputy Company Secretary